06006458

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradePortal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8001 Irvine Center Dr., Suite 1130
(No. and Street)

Irvine, CA 92618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 283-5591
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger & Company, LLP
(Name - if individual, state last, first, middle name)

5500 Trabuco Rd., Suite 150, Irvine, CA 92620
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reyheena Eidarous, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradePortal Securities, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

R. Eidarous
Signature

Title

Henry H. Faxon III
Notary Public

HENRY H. FAXON III
Commission # 1624089
Notary Public - California
Orange County
My Comm. Expires Nov 22, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADEPORTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2005

Table of Contents

INDEPENDENT AUDITORS' REPORT

Board of Directors
TradePortal Securities, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of TradePortal Securities, Inc., a Texas corporation (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradePortal Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Irvine, California
February 14, 2006

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:		
Cash	$	16,216
Receivable from clearing broker		65,416
Prepaid expense		14,855
Total current assets		96,487
Advance to parent		76,646
Property and equipment, at cost, net of accumulated depreciation of $98,637 (Notes 2 and 3)		-
Goodwill (Note 2)		701,209
Deferred tax asset (Note 4)		125,000
Other assets		7,957
Total assets	$	1,007,299

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	50,093
Total current liabilities		50,093
Commitments and contingent liabilities (Note 5)		-
Stockholder's equity:		
Common stock, $0.001 par value; 1,000,000 shares authorized, 250,000 shares issued and outstanding		250
Additional paid-in capital		858,826
Retained earnings		98,130
Total stockholder's equity		957,206
Total liabilities and stockholder's equity	$	1,007,299

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	878,029
Other income		117,024
Total revenues		995,053
Expenses:		
Employee compensation and benefits		152,547
Floor brokerage and clearing charges		184,928
Software licensing and transaction fees		23,000
Data and exchange fees		251,210
Legal and professional fees		11,500
Communications		85,169
Occupancy and equipment		132,780
Depreciation		-
Other		32,559
Total expenses		873,693
Income before provision for income taxes		121,360
Provision for income taxes (Note 4)		69,800
Net income	$	51,560

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31 2005

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance December 31, 2004	250,000	$ 250	$ 858,826	$ 46,570	$ 905,646
Net income	-	-	-	51,560	51,560
Balance, December 31, 2005	250,000	$ 250	$ 858,826	$ 98,130	$ 957,206

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	51,560
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker		(5,012)
Prepaid expense		4,588
Deferred tax asset		26,000
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		(7,184)
Net cash provided by operating activities		69,952
Cash flows from financing activities:		
Advances to parent		(76,646)
Net cash used in financing activities		(76,646)
Net decrease in cash		(6,694)
Cash, beginning of the year		22,910
Cash, end of the year	$	16,216
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-

See independent auditors' report and accompanying notes

1. ORGANIZATION

TradePortal Securities, Inc. (the Company), a wholly owned subsidiary of TradePortal.com, Inc. (the Parent), is a registered broker/dealer, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2004.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment were amortized over 3 and 7 years, respectively. All property and equipment has been fully depreciated as of December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax expense or benefit calculated are either remitted to, or received from, the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates. Deferred taxes are recognized in the financial statements for the changes in deferred tax liabilities or assets between reporting periods. All of these related balances are treated as advances to or from the Parent.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at May 12, 2000, the date of the Acquisition. In accordance with SFAS 142, the goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value based test.

The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2005, the Company does not believe any impairment of goodwill has occurred.

3. PROPERTY AND EQUIPMENT

Computer equipment	$	13,607
Machinery and equipment		36,843
Furniture and fixtures		3,427
Software		44,760
		98,637
Less: accumulated depreciation		(98,637)
	$	-

4. INCOME TAXES

The provision (benefit) for income taxes consists of the following as of December 31, 2005:

Current:		
Federal	$	43,000
State		800
		43,800
Deferred:		
Federal		6,000
State		20,000
		26,000
Total provision	$	69,800

4. **INCOME TAXES** (Continued)

The components of the net deferred income tax asset are as follows as of December 31, 2005:

Deferred income tax assets:	
Depreciation and amortization	$ 33,000
Net operating loss carry-forward	92,000
	125,000
Deferred income tax asset, net before valuation allowance	125,000
Less: valuation allowance	-
Deferred income tax asset, net	$ 125,000

The Company had available no unused federal operating loss carry-forwards at December 31, 2005, and approximately $1,036,000 of unused state operating loss carry-forwards at December 31, 2005 that may be applied against future taxable income. The California operating loss carry-forwards will expire in 2008.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

5. **COMMITMENTS AND CONTINGENT LIABILITIES**

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

5. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Leases

The Company leases equipment and office space under operating leases expiring through 2006. Minimum future rental payments under these operating leases are as follows:

For the year ended December 31:	Occupancy	Equipment	Total
2006	$ 50,631	-	50,631
	$ 50,631	-	50,631

Lease expenses totaled $132,780 for year ended December 31, 2005.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RELATED PARTY TRANSACTIONS

Due from Parent

The Company pays for certain expenses of the Parent, for which it is generally reimbursed. However, in 2005, $76,646 of such expenses were paid by the Company, for which it was not reimbursed. Such reimbursements of expenses were treated as advances to Parent. On December 31, 2005, the Company recognized the full amount of $76,646 as a receivable due from Parent for reimbursed expenses.

7. RELATED PARTY TRANSACTIONS (Continued)

Software Licensing and Maintenance Agreement

The Company entered into a Software Licensing and Maintenance Agreement with the Parent, which was renewed in January 2005 for a two year period with a one year renewal option. The Company pays the Parent a monthly software subscription fee and a transaction fee for the non-exclusive license to use software developed by the Parent. The total amount included in software licensing and transaction fees in 2005 totaled $23,000.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $31,540, which was $26,540 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.59 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

SUPPLEMENTAL SCHEDULES

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:		
Total stockholder's equity from statement of financial condition		$ 957,206
Deductions:		
Non-allowable assets:		
Advance to parent	$ 76,646	
Goodwill	701,209	
Deferred tax asset	125,000	
Prepaid expenses and other assets	22,811	925,666
Tentative net capital		31,540
Haircuts		
Other securities		-
Net capital		$ 31,540
Total aggregate indebtedness		$ 50,093
Minimum net capital required		$ 5,000
Excess net capital		$ 26,540
Ratio of aggregate indebtedness to net capital		1.59 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2005):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 31,540
Audit adjustment to prepaid expenses and advance to parent		-
Net capital per above		$ 31,540

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Not applicable.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
TradePortal Securities, Inc.
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of TradePortal Securities, Inc. (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Irvine, California
February 14, 2006